Exhibit 99.1

Renren Provides Update on Special Cash Distribution
For Settlement Regarding Shareholder Derivative Litigation

PHOENIX, December 5, 2022 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), an operator of several US-based SaaS businesses, today announced an increase in the per share amount to be paid in the special cash distribution, that was announced on November 3, 2022, relating to the settlement contemplated by the Stipulation of Settlement, dated as of October 7, 2021 and as amended on May 27, 2022.

The amount of the special cash distribution was previously announced to be US$0.7013 per Renren Class A ordinary share, or US$31.5585 per Renren American Depositary Share (“ADS”). Each one (1) ADS currently represents 45 Renren Class A ordinary shares. The special distribution amount, in each case, is prior to the deduction of applicable taxes, fees, and expenses. As a result of interest earned on the settlement account, more funds will be available for distribution from the settlement account on a pro-rata basis, and the amount of the special cash distribution will now be US$0.7026 per Renren Class A ordinary share, or US$31.6170 per Renren ADS; in each case, prior to deduction of applicable taxes, fees and expenses.

Additionally, Epiq Class Action & Claims Solutions, Inc., as administrator for the settlement funds, will now be responsible for paying the special distribution to record date holders of Renren ordinary shares and transferring settlement funds to the Depositary Trust Clearinghouse & Company for subsequent disbursement to ADS owners. Accordingly, Citibank, N.A., depositary for Renren’s ADS program, will no longer charge a special cash distribution fee of US$0.05 per ADS held pursuant to the Renren ADS Deposit Agreement (as amended).

The special cash distribution is still expected to be paid on December 21, 2022. Due bill period will run from November 18, 2022 to December 21, 2022. Due bills track trades of stock in the interim period and ensure the right stockholder receives the special distribution. In order to receive the special cash distribution, you must continue to hold your Renren ADSs at least through the market close on the special cash distribution payment date (i.e. December 21, 2022).

According to the NYSE, the Ex-Dividend date for NYSE trading will be December 22, 2022. The Ex-Dividend date is the date on which the NYSE will reset the opening trading price of Renren’s ADSs to reflect the payment of the special cash distribution. If you buy Renren ADSs on or after the Ex-Dividend date, you will not receive the special cash distribution.

Renren expects that trading for its ADSs will be extremely volatile given the per ADS value of the special cash distribution compared to the current trading price of Renren’s ADS. In particular, volatility is expected to be high on and around December 21, 2022, the last date on which purchasers of ADSs on the NYSE will obtain the right to receive the special cash distribution with respect to the purchased ADSs, and on and around December 22, 2022, the Ex-Dividend date.

The trading price for Renren’s ADSs on the ex-dividend date is expected to be much lower than the closing price on the last trading date before the ex-dividend date, to reflect the amount of the special cash distribution. To the extent that Renren’s ADSs trade below US$1.00 per ADS for an extended period of time, or at a price viewed to be an abnormally low selling price under NYSE rules, Renren’s ADSs may be suspended from trading on the NYSE and ultimately delisted.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on the NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company cautions investors that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com